82-1617



Hysan 希慎


03029853



IN A CLEAR DIRECTION

INTERIM REPORT

2003

Mission

Hysan Development is committed to building and owning quality buildings, and being the occupier's partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to shareholders.

Contents

Chairman's Statement

HIGHLIGHTS

- Overall business environment continued to be challenging
- Operating performance generally resilient (occupancy rates: office: 92%, retail: 98%)
- Asset enhancement programme: repositioning exercise of Caroline Centre in good progress

OVERVIEW

During the period under review, the overall business environment continued to be challenging. Demand for office space remains weak, particularly in locations with major new supply. The outbreak of SARS in the community in March has had a severe short-term impact on retail activities, which sector is recovering well.

Against this background, the Group produced a generally resilient operating performance (occupancy rates: office: 92%, retail: 98%). We also continued to invest and enhance our asset value and underlying competitiveness. This includes the repositioning exercise of the retail podium of Caroline Centre, which is progressing well.

RESULTS

Net profit for the six months ended 30 June 2003 was HK$250.9 million, 13% lower than 2002. Earnings per share also fell correspondingly to HK24.24 cents (2002 (re-stated): HK27.95 cents). Underlying this was reduced rental income and higher taxation (including the impact of a new accounting standard on deferred taxation).

The Group's operating performance is generally resilient. Gross rental income decreased by 4.2%, reflecting the impact of negative rental reversions and ongoing renovation works at Caroline Centre. The re-positioned residential Bamboo Grove development made increased contributions this year.

The Group adopted a new accounting standard regarding deferred tax, which have had an impact on both earnings and assets per share. Further details on increased taxation (including deferred taxation) are set out in "Operating Review - Finance".

DIVIDENDS

Your Directors have declared an interim dividend of HK10 cents per share (2002: HK10 cents). The dividend will be payable in cash with a scrip dividend alternative. Details on the payment of interim dividend including the scrip dividend arrangements are set out in "Shareholder Information" on the inside back cover.

Chairman's Statement

OUTLOOK

The overall leasing market is expected to remain difficult in the second half of 2003. However, we remain confident that with the strategies we put in place in recent years, we should be able to achieve a resilient performance.

Peter T. C. Lee
Chairman

Hong Kong, 19 August 2003

Operating Review

INVESTMENT PROPERTIES

Office Leasing - In the light of a challenging economic environment, the office sector experienced weakening demand and was faced with increasing vacancy rates. A 92% occupancy rate as at 30 June 2003 was achieved.

We have been diligently pursuing leasing opportunities by closely managing lease renewals and securing new leases. We have either concluded or are at an advance stage of completing the negotiations of all leases due to expire in 2003.

Retail Leasing - During the first quarter, performance of high-quality retail outlets in prime locations remained strong. The outbreak of SARS towards the end of March posed a serious challenge to the retail sector, resulting in a sharp decline in consumer traffic.

During this difficult period, we maintained a close dialogue with our tenants and organized additional promotional activities to minimise the impact of SARS. Our active approach in managing tenants' concerns helped enhance tenant relations and understanding. We are pleased to witness that local consumer traffic has largely resumed to normal level by the end of June with SARS under control. There has been a steady return of tourists, particularly from China.

We achieved a 98% occupancy levels during the review period, excluding Caroline Centre which is currently undergoing refurbishment.

Good progress was made in the repositioning of the Caroline Centre retail podium. Pre-letting activities are in good progress.

Residential Leasing - Leasing activities for Bamboo Grove progressed well during the first quarter, in the light of a generally weak market. We were particularly encouraged by the success in capturing a good market share of new expatriate arrivals in Hong Kong.

The outbreak of SARS towards late March dampened market sentiment. We were pleased to see market sentiment having considerably improved since June.

Property Services - Good progress was made in the implementation of our new comprehensive tenant service levels. These are specific and measurable performance standards covering certain key aspects of the tenant servicing cycle, which facilitate effective monitoring. Successful pilot-runs have been completed in Sunning Plaza, AIA Plaza, Sunning Court and Bamboo Grove during the review period. These standards are currently being implemented across our entire portfolio.

We continue to further enhance our operational efficiency generally. Energy efficiency measures were successfully implemented without compromising services.

As a responsible landlord, the well-being of our tenants and customers has always been our priority. During the difficult period of the SARS outbreak in the community, precautionary measures aiming at enhancing consumer confidence and strengthening communications with tenants were implemented. We were encouraged by the positive response from our tenants.

Operating Review

CAPITAL IMPROVEMENT PROJECTS

We undertake regular reviews of building performance and seek asset enhancement through appropriate capital improvement initiatives. The refurbishment and repositioning of Caroline Centre retail podium will be completed by late 2003. Upgrade works for Leighton Centre and Hennessy Centre are in progress. Improvement works for Sunning Court residential development had been completed.

DEVELOPMENT PROPERTIES

The Group has minority interests in the following joint venture projects:

Shanghai, PRC - Preliminary works for Phase Two of the Grand Gateway project in Shanghai, which comprises two office towers and two residential towers, had commenced. (Group effective interests in sino-foreign joint venture: 23.7%; Group interests in Hong Kong consortium: 26.3%).

Singapore - Market conditions continued to be weak. Construction and pre-sales of three joint-venture residential developments including Sanctuary Green, the Gardens at Bishan and Amaryllis Ville are in progress.

FINANCE

The Group's financial position remains strong.

Finance costs reduced by 26.5% to HK$88.1 million during the review period.

Overall operating and administrative expenses remain stable. Efficiency savings helped offset the rise in certain expenses including general marketing and promotions. The Group spent HK$177.2 million for capital expenditures during the review period, which were primarily financed by internal resources.

As of 30 June 2003, Group total gross debt was HK$5.9 billion (31 December 2002: HK$5.71 billion). All borrowings are unsecured (capital market issuances: 33%, bank loans: 67%), with over 95.7% being on a committed basis. A balanced repayment schedule over the intermediate term was achieved (total debts repayable within one year: 18%; repayable within two to five years: 34%; repayable after five years: 48%). 91.4% of the Group's gross debt was on a floating rate basis, all denominated in or hedged back to Hong Kong dollars. The Group had minimal foreign currency exposure. As of 30 June 2003, the Group had HK$1.6 billion undrawn committed facilities.

The net interest coverage ratio (defined as profit from operations before depreciation less dividend and interest income, divided by net interest expenses less dividend income) improved significantly from 4.7 times at 31 December 2002 to 6.9 times at 30 June 2003 because of lower interest expenses. Net gearing (defined as gross debt less cash and cash equivalents and marketable securities at period-end market value, divided by shareholders' funds) changed from 25.9% (restated for revised Statement of Standard Accounting Practice 12 "Income Taxes" ("SSAP 12")) at 31 December 2002 to 26.8% at 30 June 2003.

Following the adoption of the revised SSAP 12 from 1 January 2003, the Group recognized an amount of HK$17.8 million in respect of its deferred tax expense for the half-year period. HK$17.3 million has been charged to the income statement, and HK$0.5 million has been charged to equity. It should be noted that such deferred tax expenses are non-cash items. In accordance with the revised SSAP 12, prior-year deferred tax adjustment of HK$112.3 million was also recognized (HK$106.7 million to retained earnings and HK$5.6 million to equity).

The Group has, as a matter of prudence, made a tax provision for prior years of HK$48 million.

Details of Group contingent liabilities are set out in note 14 to the condensed financial statements.

Shareholders' funds at 30 June 2003 were HK$18,979.9 million (shareholders' funds (restated for revised SSAP 12) as at 31 December 2002: HK$18,974.7 million).

Michael T.H. Lee
Managing Director

Hong Kong, 19 August 2003

Condensed Consolidated Income Statement

For the six months ended 30 June 2003

	NOTES	Six months ended 30.6.2003 (unaudited) HK$'000	30.6.2002 (unaudited) (restated) HK$'000
Turnover	3	**595,531**	621,307
Property expenses		**(108,410)**	(115,641)
Cost of property sales		**—**	(50)
Gross profit		**487,121**	505,616
Other operating income		**18,204**	12,153
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**30**	30
Administrative expenses		**(41,650)**	(31,577)
Profit from operations	4	**463,705**	486,222
Finance costs	5	**(88,072)**	(119,773)
Share of results of associates		**(5,547)**	(6)
Release of negative goodwill arising on acquisition of an associate		**1,714**	—
Profit before taxation		**371,800**	366,443
Taxation	6	**(99,696)**	(50,577)
Profit after taxation		**272,104**	315,866
Minority interests		**(21,208)**	(27,557)
Net profit for the period		**250,896**	288,309
Dividends	7	**104,044**	103,355
Earnings per share	8		
Basic		**HK24.24 cents**	HK27.95 cents
Diluted		**N/A**	HK27.95 cents

Condensed Consolidated Balance Sheet

At 30 June 2003

	NOTES	**30.6.2003 (unaudited)**	31.12.2002 (audited) (restated)
		HK$'000	HK$'000
Non-current assets			
Property, plant and equipment	9	**55,318**	56,329
Investment properties	9	**25,007,718**	24,841,010
Interests in associates		**710,384**	61,317
Investments in securities		**832,961**	1,483,821
Negative goodwill		**(1,046)**	(1,076)
Staff housing loans, secured - due after one year		**15,900**	16,452
		26,621,235	26,457,853
Current assets			
Cash and bank balances		**3,810**	1,574
Time deposits		**46,803**	21,372
Accounts receivable	10	**14,545**	10,117
Interest receivable		**27,511**	24,215
Staff housing loans, secured - due within one year		**1,084**	1,863
Other receivable, prepayments and deposits		**56,753**	38,183
		150,506	97,324
Current liabilities			
Long term bank loans - due within one year	11	**1,071,835**	737,638
Creditors and accruals	12	**94,068**	108,598
Interest payable		**73,111**	74,234
Rental deposits from tenants		**214,535**	233,530
Deferred income		**686**	686
Taxation payable		**138,631**	126,122
Unclaimed dividends		**3,649**	1,412
		1,596,515	1,282,220
Net current liabilities		**(1,446,009)**	(1,184,896)
Total assets less current liabilities		**25,175,226**	25,272,957
Non-current liabilities			
Advances from investees		**51,535**	51,676
Amounts due to minority shareholders		**304,889**	292,765
Long term bank loans - due after one year	11	**2,871,823**	3,009,223
Floating rate notes		**398,611**	398,090
Fixed rate notes		**1,551,497**	1,551,003
Deferred income		**5,198**	5,541
Deferred taxation	13	**131,455**	113,619
		5,315,008	5,421,917
		19,860,218	19,851,040
Minority interests		**880,276**	876,388
Net assets		**18,979,942**	18,974,652
Capital and reserves			
Share capital		**5,202,214**	5,173,084
Accumulated profits		**3,891,194**	3,640,298
Other reserves		**9,886,534**	10,161,270
		18,979,942	18,974,652

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2003

	Six months ended	
	30.6.2003	30.6.2002
	(unaudited)	(unaudited)
		(restated)
	HK$'000	HK$'000
At beginning of the period		
- as previously reported	**19,086,976**	21,266,925
- adjustment on adoption of SSAP 12 (revised)	**(112,324)**	(102,032)
- as restated	**18,974,652**	21,164,893
Unrealised loss on investments in other securities	**(7,207)**	(114,517)
Effect of change in tax rate on deferred taxation liabilities arising on revaluation of properties and charged to:		
- Investment properties revaluation reserve	**(407)**	—
- Assets revaluation reserve	**(118)**	—
Share of exchange reserve of an associate	**11**	—
Net losses not recognised in the income statement	**(7,721)**	(114,517)
Net profit for the period	**250,896**	288,309
Issue of shares pursuant to scrip dividend scheme	**29,130**	11,244
Premium on issue of shares pursuant to scrip dividend scheme	**7,166**	8,814
Share issue expenses	**(7)**	—
Realisation on disposal of investment properties transferred to income statement	**—**	(542)
Dividends paid during the period	**(274,174)**	(288,765)
At end of the period	**18,979,942**	21,069,436
Represented by:		
Balance after amount set aside for dividend	**18,875,898**	20,966,081
Amount set aside for dividend	**104,044**	103,355
	18,979,942	21,069,436

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2003

	Six months ended	
	30.6.2003	30.6.2002
	(unaudited)	(unaudited)
	HK$'000	HK$'000
NET CASH FROM OPERATING ACTIVITIES	**324,932**	470,791
NET CASH USED IN INVESTING ACTIVITIES	**(159,972)**	(160,720)
NET CASH USED IN FINANCING ACTIVITIES	**(137,293)**	(307,602)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**27,667**	2,469
CASH AND CASH EQUIVALENTS AT 1 JANUARY	**22,946**	27,069
CASH AND CASH EQUIVALENTS AT 30 JUNE	**50,613**	29,538
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	**3,810**	5,195
Time deposits	**46,803**	24,343
	50,613	29,538

Notes to the Condensed Financial Statements

For the six months ended 30 June 2003

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of land and buildings, investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2002, except as described below.

In the current period, the Group has adopted, for the first time, the revised SSAP 12 "Income Taxes" ("SSAP 12 (Revised)"). The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, with limited exceptions. In the absence of any specific requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated accordingly. Accumulated profits as at 1 January 2002 have been reduced by HK$96.3 million which is the cumulative effect of the change in policy on the results up to 31 December 2001. The balances on the Group's investment properties and assets revaluation reserves at 1 January 2002 have been reduced by HK$4.3 million and HK$1.4 million respectively, representing the deferred tax liabilities recognised in respect of the revaluation surpluses on the Group's properties at that date. The effect of the changes is an increased charge to taxation in the current period of HK$17.3 million (30.6.2002: HK$5.9 million).

The Group's accounting policy for taxation following the adoption of SSAP 12 (Revised) is stated below.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

3. TURNOVER

	Six months ended	
	30.6.2003	30.6.2002
	HK$'000	HK$'000
Turnover comprises:		
Gross rental income from properties	**593,452**	619,227
Income from property sales	**—**	800
Management fee and security service income	**2,079**	1,280
	595,531	621,307

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

4. PROFIT FROM OPERATIONS

	Six months ended	
	30.6.2003	30.6.2002
	HK$'000	HK$'000
Profit from operations has been arrived at after charging (crediting):		
Staff costs	**53,984**	50,045
Retirement benefits scheme contributions	**2,399**	2,296
Forfeited contributions	**(420)**	(717)
	55,963	51,624
Depreciation	**2,287**	2,878
Exchange loss	**1,631**	—
Rental income arising from operating leases less out-goings	**(486,956)**	(504,961)
Dividends from		
- listed investments	**(14,770)**	(749)
- unlisted investments	**(1,772)**	(7,367)
Interest income	**(1,051)**	(3,735)
Gain on property sales	**—**	(750)

Notes to the Condensed Financial Statements

For the six months ended 30 June 2003

5. FINANCE COSTS

	Six months ended	
	30.6.2003	30.6.2002
	HK$'000	HK$'000
Interest on		
- bank loans, overdrafts and other loans:		
wholly repayable within five years	**28,847**	43,152
not wholly repayable within five years	**10,056**	6,705
- floating rate notes	**5,507**	18,756
- fixed rate notes	**54,602**	45,497
	99,012	114,110
Net interest received from currency and interest rate swaps		
- due within five years	**(859)**	—
- due after five years	**(15,569)**	—
Amortisation of fixed rate notes and floating rate notes issue expenses	**1,015**	1,386
Bank charges	**4,473**	4,237
Medium Term Note Programme expenses	**—**	40
	88,072	119,773

6. TAXATION

	Six months ended	
	30.6.2003	30.6.2002 (restated)
	HK$'000	HK$'000
Current tax	**34,385**	44,715
Underprovision in previous periods	**48,000**	—
Deferred tax		
- Current period	**7,185**	5,862
- Attributable to change in tax rate	**10,126**	—
	99,696	50,577

The charge comprises Hong Kong Profits Tax calculated at 17.5% (2002: 16%) of the estimated assessable profit for the period.

In March 2003, the Hong Kong government proposed that the rate for Hong Kong Profits Tax will be increased to 17.5% with effect from the 2003/2004 year of assessment, which was passed by the Legislative Council on 25 June 2003. This increase is taken into account in the preparation of the Group's 2003 interim financial report.

In addition to the amount charged to the income statement, deferred tax relating to the revaluation of the Group's properties has been charged directly to equity (see note 13).

7. DIVIDENDS

	Six months ended	
	30.6.2003	30.6.2002
	HK$'000	HK$'000
Interim dividend - HK10 cents per share (2002: HK10 cents)	**104,044**	103,355

During the period, a dividend of HK26.5 cents (2001: HK28 cents) per share, which included scrip dividend alternatives offered to shareholders, was paid to shareholders as the final dividend for 2002. The scrip dividend alternatives were accepted by the shareholders as follows:

	HK$'000
Final dividend paid:	
Cash	237,878
Share alternative	36,296
	274,174

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended	
	30.6.2003	30.6.2002 (restated)
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted earnings per share (net profit for the period)	**250,896**	288,309
	'000	'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,035,196**	1,031,527
Effect of dilutive potential ordinary shares:		
Share options	**N/A**	89
Weighted average number of ordinary shares for the purposes of diluted earnings per share		1,031,616

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

Notes to the Condensed Financial Statements

For the six months ended 30 June 2003

9. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES

During the period, additions to the Group's property, plant and equipment and investment properties amounted to approximately HK$1,276,000 and HK$166,708,000, respectively (1.1.2002 to 31.12.2002: HK$11,872,000 and HK$362,465,000, respectively).

10. ACCOUNTS RECEIVABLE

Accounts receivables are mainly in respect of rents which are normally payable in advance. Rents in arrears of the Group as at 30 June 2003 and 31 December 2002 were less than 90 days old.

11. LONG TERM BANK LOANS

	30.6.2003	31.12.2002
	HK$'000	HK$'000
Bank loans, unsecured	**3,943,658**	3,746,861
The bank loans are repayable as follows:		
Within one year	**1,071,835**	737,638
More than one year, but not exceeding two years	**314,200**	685,600
More than two years, but not exceeding five years	**1,306,400**	1,617,600
More than five years	**1,251,223**	706,023
	3,943,658	3,746,861
Less: Amounts due within one year shown under current liabilities	**(1,071,835)**	(737,638)
	2,871,823	3,009,223

12. CREDITORS AND ACCRUALS

All of the trade payables of the Group as at 30 June 2003 and 31 December 2002 were less than 90 days old.

13. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the period.

Deferred tax liabilities

	Six months ended 30.6.2003					
	Accelerated tax depreciation HK$'000	**Revaluation of properties HK$'000**	**Deferred payments HK$'000**	**Retirement benefits scheme contributions HK$'000**	**Tax loss HK$'000**	**Total HK$'000**
At 1 January						
- as previously reported	**1,295**	**—**	**—**	**—**	**—**	**1,295**
- adjustment on adoption of SSAP 12 (Revised)	**114,921**	**5,605**	**305**	**(67)**	**(8,440)**	**112,324**
- as restated	**116,216**	**5,605**	**305**	**(67)**	**(8,440)**	**113,619**
Charge (credit) to income for the period	**8,133**	**—**	**(91)**	**19**	**(876)**	**7,185**
Effect of change in tax rate						
- charge to income for the period	**10,895**	**—**	**29**	**(6)**	**(792)**	**10,126**
- charge to equity for the period	**—**	**525**	**—**	**—**	**—**	**525**
At 30 June	**135,244**	**6,130**	**243**	**(54)**	**(10,108)**	**131,455**

	Six months ended 30.6.2002					
	Accelerated tax depreciation HK$'000	Revaluation of properties HK$'000	Deferred payments HK$'000	Retirement benefits scheme contributions HK$'000	Tax loss HK$'000	Total HK$'000
At 1 January						
- as previously reported	—	—	—	—	—	—
- adjustment on adoption of SSAP 12 (Revised)	103,188	5,742	545	(208)	(7,235)	102,032
- as restated	103,188	5,742	545	(208)	(7,235)	102,032
Charge (credit) to income for the period	6,514	—	(120)	71	(603)	5,862
At 30 June	109,702	5,742	425	(137)	(7,838)	107,894

At 30 June 2003, the Group has unused tax losses of HK$766 million (31.12.2002: HK$771 million) available for offset against future profits. No deferred tax asset has been recognised due to the unpredictability of future profit streams. These tax losses may be carried forward indefinitely.

Notes to the Condensed Financial Statements

For the six months ended 30 June 2003

14. CONTINGENT LIABILITIES

At the date of approval of the accounts, certain subsidiaries of the Group have disputes with the Hong Kong Inland Revenue regarding additional tax assessments disallowing certain expense deductions claimed in the tax returns for years of assessment 1995/1996 to 1999/2000 (total tax claimed: HK$193 million). Having taken separate legal advice from two leading counsel, the Directors are of the view that there are ample grounds to contest the assessments and such Group subsidiaries are pursuing objection against the additional assessments vigorously.

Apart from the above, there were no significant changes in contingent liabilities of the Group since the last annual report.

15. CAPITAL COMMITMENTS

As at balance sheet date, the Group had capital commitments in respect of the following:

	30.6.2003 HK$ Million	31.12.2002 HK$ Million
(a) Investment properties:		
Contracted for but not provided in the financial statements	**129.2**	171.4
(b) Share of capital commitments for joint ventures:		
Contracted for but not provided in the financial statements	**73.8**	7.7
(c) Additional investment in an associate:		
Authorised but not contracted for	**95.5**	—

16. RELATED PARTY TRANSACTIONS AND BALANCES

During the period, the Group has the following transactions with related parties:

		Substantial shareholder		**Directors**	
	Notes	**1.1.2003 to 30.6.2003 HK$'000**	1.1.2002 to 30.6.2002 HK$'000	**1.1.2003 to 30.6.2003 HK$'000**	1.1.2002 to 30.6.2002 HK$'000
Repairs and maintenance expenses	(a)	**—**	—	**9,784**	9,923
Gross rental income	(b)	**2,523**	3,189	**18,187**	18,328
Construction cost for investment properties	(c)	**—**	—	**7,212**	—

As at balance sheet date, the Group has the following balances with related parties:

	Notes	Substantial shareholder 30.6.2003 HK$'000	Substantial shareholder 31.12.2002 HK$'000	Directors 30.6.2003 HK$'000	Directors 31.12.2002 HK$'000
Included in creditors and accruals were repairs and maintenance expenses payable to	(a)	—	—	**1,660**	1,737
Construction cost payable to	(c)	—	—	**677**	—
Amount due to a minority shareholder	(d)	—	—	**87,986**	84,486

Notes:

(a) Such expenses were incurred in connection with the repair and maintenance charges for escalators/lifts, electrical and gondola services.

(i) F.K. Hu (and his alternate, Raymond L.M. Hu) are directors of Ryoden Lift Services Limited ("RLS"), Ryoden Engineering Contracting Company Limited ("REC") and Ryoden Elevator Company Limited ("RE") and have indirect equity interests in each of these companies. RLS, REC and RE entered into a number of lift maintenance contracts, electrical installation maintenance and repair contracts and lifts and escalators supply and installation contract respectively with certain subsidiaries of the Company. The contract sum of one of such contracts has been included in the Caroline Centre renovation main contract (note (c) below).

(ii) Hans Michael Jebsen is a director and shareholder of Jebsen and Company Limited which entered into a number of gondola maintenance contracts with a subsidiary of the Company.

These transactions were carried out in the normal course of business and the fees were determined with reference to market rates.

(b) The Group has, in the ordinary course of its business, entered into lease agreements with related parties to lease premises for varying periods. The leases were entered into in the normal course of business and the rentals were determined with reference to market rates.

(c) Geoffrey M.T. Yeh (and his alternate, V-nee Yeh) are substantial shareholders and V-nee Yeh is also Chairman of Hsin Chong Construction Group Limited whose wholly-owned subsidiary, Hsin Chong Construction (Asia) Limited, entered into a main contract with a subsidiary of the Company relating to the renovation project of Caroline Centre. Such transaction was entered into on normal commercial terms and on arm's length basis.

(d) The sum represents outstanding loan advanced by Jebsen and Company Limited to a non-wholly-owned subsidiary of the Group, Barrowgate Limited, in proportion to its shareholding for general funding purpose. The amount is unsecured, interest free and is not repayable within one year.

Independent Review Report

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE BOARD OF DIRECTORS OF
HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司
(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 6 to 17.

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2003.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 19 August 2003

Additional Information

CORPORATE GOVERNANCE

The Board of Directors is committed to maintaining a high standard of corporate governance. The Company has complied throughout the review period with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The Board aims to continually review and enhance corporate governance practices in the light of international best practices, in addition to complying with applicable statutory requirements.

BOARD EFFECTIVENESS

The Board currently comprises twelve (12) Directors, Peter T. C. Lee, Chairman, Michael T.H. Lee, Managing Director, Pauline W. L. Yu Wong, Director, Property and Michael C.K. Moy, Chief Financial Officer and Director and eight other non-executive Directors. Sir David Akers-Jones serves as (independent) non-executive Deputy Chairman. There is a majority of non-executive Directors on the Board, with a wide range of experience and calibre who bring valuable judgment on issues of strategy, performance and resources.

The Board structure was further strengthened by the appointment of Michael T.H. Lee as Managing Director effective 3 June 2003, segregating the roles of Chairman and Managing Director. The Chairman will continue to focus on Group strategic and Board issues. Managing Director will have the overall chief executive responsibility for Group operations and developments generally.

The Board meets at least quarterly, reviewing trading performance, ensuring adequate funding and monitoring strategy. An important element of the Board's corporate governance programme is the continuous improvement in the quality and timeliness of the dissemination of information to Directors. At least quarterly, Directors are provided with comprehensive reports on the management's strategic plans, updates by business unit heads on their lines of business, financial objectives, plans and actions.

The Board has delegated certain responsibilities to Board Committees, which operate within defined terms of reference. A 100% of non-executive membership of the principal corporate governance committees (Audit and Emoluments Review), with a majority of independent non-executive Directors, is retained. During the period, following every committee meeting, committee chairs report to the Board on the activities of their respective committees.

All Directors have access to the Company Secretary who is responsible for ensuring that Board procedures are complied with and advises the Board on corporate governance and compliance matters.

Audit Committee

The Audit Committee which is chaired by Sir David Akers-Jones, its other current members being Per Jorgensen and Chien Lee, meets not less than twice per annum. The Committee provides a forum of reporting by the Group's external auditors. Meetings are also attended, by invitation, by the Managing Director and the Chief Financial Officer.

The Committee oversees the financial reporting process. In this process, management is primarily responsible for the preparation of Group financial statements including the selection of suitable accounting policies. External auditors are responsible for auditing and attesting to Group financial statements and evaluating Group system of internal controls. The Committee oversees the respective work of management and external auditors to endorse the processes and safeguards employed by them. The Committee has reviewed and discussed with management and external auditors the (unaudited) condensed consolidated financial statements for the first six months of 2003 included in this Report.

Additional Information

Emoluments Review Committee

The Group's Emoluments Review Committee is also chaired by Sir David Akers-Jones. Other members are F. K. Hu and Geoffrey M. T. Yeh.

The function of the Committee is to review and determine the remuneration of the executive Directors. The Chairman makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. On matters other than those concerning him, the Chairman may be invited to Committee meetings. No Director is involved in deciding his own remuneration.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2003, the interests and short positions of the Directors and Alternate Directors in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code"), are set out below:

Interests in Shares of the Company

			No. of shares held			% of the
Name	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**issued share capital**
Peter Ting Chang Lee	2,000,000	—	4,083,823 *(Note 1)*	—	6,083,823	0.585
Fa-kuang Hu	—	—	255,012 *(Note 2)*	—	255,012	0.025
Hans Michael Jebsen	60,000	—	2,432,914 *(Note 1)*	—	2,492,914	0.240
Per Jorgensen	6,678	—	—	—	6,678	0.0006
Chien Lee	970,000	—	4,083,823 *(Note 1)*	3,750,000 *(Note 3)*	8,803,823	0.846
Michael Tze Hau Lee	1,023,233	—	—	—	1,023,233	0.098
Michael Chi Kung Moy	—	131,565 *(Note 4)*	—	—	131,565	0.013
Deanna Ruth Tak Yung Rudgard	1,871,600	—	—	—	1,871,600	0.180
Pauline Wah Ling Yu Wong	254,000	—	—	—	254,000	0.024
Geoffrey Meou-tsen Yeh	249,619	—	1,000 *(Note 1)*	—	250,619	0.024
V-nee Yeh (Alternate to Geoffrey Meou-tsen Yeh)	43,259	—	84,575 *(Note 1)*	—	127,834	0.012

All interests stated above represent long positions.

Certain executive Directors of the Company have been granted share options under the Company's Executive Share Option Scheme (details are set out under "Executive Share Options" below). These constitute interests in underlying shares of equity derivatives of the Company under the SFO.

Notes:

(1) Such shares were held through corporations in which the respective Directors were members entitled to exercise one-third or more of the voting power at general meetings. Corporate interests of Peter Ting Chang Lee and Chien Lee relate to the same corporation.

(2) Such shares were held by a company which was wholly-owned by Fa-kuang Hu and he was deemed to have beneficial interests in all these shares.

(3) Such shares were held through a discretionary trust of which Chien Lee was a beneficiary.

(4) These shares were held by the wife of Michael Chi Kung Moy who was therefore deemed to have interest in them.

Executive Share Options

The Company operates an Executive Share Option Scheme (the "Scheme") under which options may be granted to employees of the Company or any of its wholly-owned subsidiaries to subscribe for ordinary shares of the Company, thereby strengthening the links between individual staff and shareholder interests. Approved by shareholders on 28 April 1995, the Scheme has a term of ten years. The maximum number of shares in respect of which options may be granted under the Scheme (together with shares issued and issuable under the Scheme) is three per cent of the issued share capital of the Company (excluding shares issued pursuant to the Scheme) from time to time.

As at 30 June 2003, Scheme participants were executive Directors of the Company with shares issuable under options granted representing less than 0.4% of the then issued share capital of the Company. Options expiring, granted and outstanding to them are as follows:

			Changes During the Period					
Name	**Balance as at 1.1.2003**	**Date of grant**	**Cancelled/ Lapsed**	**Granted**	**Exercised**	**Balance as at 30.6.2003**	**Exercise price (HK$)**	**Exercisable period**
Peter Ting Chang Lee	1,350,000	7.1.99	NIL	NIL	NIL	1,350,000	9.22	7.1.01-6.1.09
Pauline Wah Ling Yu Wong	900,000	3.5.95	NIL	NIL	NIL	900,000	13.46	3.5.97-2.5.05
Michael Chi Kung Moy	1,200,000	23.12.99	NIL	NIL	NIL	1,200,000	7.54	23.12.01-22.12.09

All options referred to above are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue.

During the review period, no options were granted to or were exercised by Directors.

Apart from the Scheme, at no time during the review period was the Company or any of its subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

The power of grant to executive Directors is vested in the Emoluments Review Committee and otherwise pursuant to Listing Rules requirements.

Additional Information

Interests in Shares of Associated Corporations

Listed below are certain Directors' interests in the shares of Parallel Asia Engineering Company Limited ("PAECL"), a 25% associate of the Company. All interests stated below represent long positions.

Name	No. of shares held	% of the issued share capital
Fa-kuang Hu	5,000 *(Note 5)*	50
Raymond Liang-ming Hu (Alternate to Fa-kuang Hu)	5,000 *(Note 5)*	50

Notes:

(5) Ryoden Development Limited ("Ryoden Development") has a 50% interest in the issued share capital in PAECL through a wholly-owned subsidiary. Fa-kuang Hu and Raymond Liang-ming Hu are deemed to be interested in PAECL by virtue of their interests as beneficiaries of a discretionary trust which has an indirect controlling interest in Ryoden Development.

Apart from the above, no other interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations as at 30 June 2003 were recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, the interests or short positions of every person, other than Directors or the chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company, were as follows:-

Name	Capacity	No. of shares held	% of the issued share capital
Lee Hysan Estate Company, Limited	Corporate	429,046,912 *(Note 1)*	41.24
Lee Hysan Company Limited	Corporate	429,046,912 *(Note 1)*	41.24
The Capital Group Companies, Inc.	Corporate	63,078,604 *(Note 2)*	6.06
Prudential Asset Management (Hong Kong) Limited	Investment Manager	53,138,000 *(Note 3)*	5.11
Prudential Corporation Holdings Limited	Corporate	53,138,000 *(Note 3)*	5.11
Prudential PLC	Corporate	53,138,000 *(Note 3)*	5.11

All interests stated above represent long positions.

Notes:

(1) These interests represent the same block of shares. Lee Hysan Estate Company, Limited is a wholly-owned subsidiary of Lee Hysan Company Limited.

(2) These shares are held by The Capital Group Companies, Inc. in the capacity of investment manager and such holding were held via a number of its group subsidiaries.

(3) These interests represent the same block of shares. Prudential Asset Management (Hong Kong) Limited is a wholly-owned subsidiary of Prudential Corporation Holdings Limited which in turn is a wholly-owned subsidiary of Prudential PLC, as notified under Part XV of the SFO.

Apart from the above, no other interest or short position in the shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO as at 30 June 2003.

PURCHASES, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the review period, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

HUMAN RESOURCES PRACTICES

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The Group's human resources practices are aligned with our corporate objective so as to maximize shareholder value and achieve growth. During the review period, the Group continued to strengthen our performance measurement system, invested in training and fostered our team spirit. All these are towards maximizing our efficiency to deliver shareholder value. As at 30 June 2003, the total number of employees was 552.

Corporate Information

DIRECTORS AND OFFICERS

Directors

Peter Ting Chang LEE *(I)*
Chairman

Sir David AKERS-JONES * *(A, E)*
Independent Non-Executive Deputy Chairman

Michael Tze Hau LEE *(I)*
Managing Director

Fa-kuang HU * *(E)*

Hans Michael JEBSEN * *(I)*

Per JORGENSEN * *(A)*
Independent Non-Executive Director

Anthony Hsien Pin LEE * *(I)*

Chien LEE * *(A)*

Michael Chi Kung MOY
Chief Financial Officer and Director

Deanna Ruth Tak Yung RUDGARD *

Pauline Wah Ling YU WONG
Director, Property

Geoffrey Meou-tsen YEH * *(E)*
Independent Non-Executive Director

* *Non-executive Director*
(A) Audit Committee
(E) Emoluments Review Committee
(I) Investment Committee

Company Secretary

Wendy Wen Yee YUNG

Senior Management

Alex Chun Wan LUI, Senior Advisor, Urban Design and Architectural Services
Mark Sun Wa CHIM, General Manager, Office Leasing
Ben Sau Shun LUI, General Manager, Project and Technical Services
Lora Wing Sze LUKE, General Manager, Retail Leasing
Deric PROBST-WALLACE, General Manager, Property Services
Hoi Yee YAU, Head of Corporate Planning

ADVISERS

Auditors

Deloitte Touche Tohmatsu

Share Registrars and Transfer Office

Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong

Registered Office

49/F., Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

Shareholder Information

FINANCIAL CALENDAR

Announcement of interim results	19 August 2003
Ex-dividend date for interim dividend	2 September 2003
Share registers closed	4 to 8 September 2003
Record date for interim dividend	8 September 2003
Despatch of scrip dividend circular and election form	(on or about) 15 September 2003
Despatch of interim dividend warrants/definitive share certificates	(on or about) 10 October 2003

DIVIDEND

The Board recommends the payment of an interim dividend of HK10 cents per share. The dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Monday, 8 September 2003. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Monday, 15 September 2003. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Monday, 6 October 2003.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be despatched to shareholders on or about Friday, 10 October 2003.

The share register will be closed from Thursday, 4 September 2003 to Monday, 8 September 2003, both dates inclusive. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on Wednesday, 3 September 2003.

SHAREHOLDER SERVICES

For enquiries about share transfer and registration, please contact the Company's Registrars:-

Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong
Telephone: (852) 2980 1768
Facsimile : (852) 2861 1465

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

INVESTOR RELATIONS

For enquiries relating to investor relations, please email to investor@hysan.com.hk or write to :-

Investor Relations
Hysan Development Company Limited
49/F., Manulife Plaza
The Lee Gardens, 33 Hysan Avenue
Hong Kong
Telephone : (852) 2895 5777
Facsimile : (852) 2577 5153

Press releases and other information of the Group can be found at our Internet website at "**www.hysan.com.hk**"


Hysan 希慎

Hysan Development Company Limited

www.hysan.com.hk